

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Paul Frenkiel
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

> **Re: The Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-51018**

Dear Paul Frenkiel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance